Exhibit 99.1

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 36 to 38 for a list of defined non-GAAP financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the second quarter of 2021 (Q2 2021 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2020 dated March 4, 2021 (BCE 2020 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2021 dated April 28, 2021 (BCE 2021 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 4, 2021, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2020 dated March 4, 2021 (BCE 2020 AIF) and recent financial reports, including the BCE 2020 Annual MD&A and the BCE 2021 First Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q2) and six months (YTD) ended June 30, 2021 and 2020.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and, in particular, but without limitation, the introduction to section 1, Overview, section 1.2, Key corporate and business developments, the section and sub-sections entitled Assumptions, section 3.1, Bell Wireless – Key business developments, section 3.2, Bell Wireline – Key business developments, section 4.3, Cash flows and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, our network deployment and capital investment plans as well as the benefits expected to result therefrom, including our two-year increased capital investment program to accelerate broadband network and Fifth Generation (5G) footprint expansion, our intended use of an amount equal to the net proceeds from Bell Canada’s first sustainability bond offering, certain environmental, social and governance (ESG) objectives (including, without limitation, our objectives concerning diversity and inclusion, community investments and contributions, our objective to achieve the highest ESG standards, our targeted reductions in the level of our greenhouse gas emissions and our plan to achieve carbon neutral operations by 2025), the expectation that our available liquidity (as defined in section 4.7, Liquidity) will be sufficient to meet our anticipated cash requirements for the remainder of 2021, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at August 4, 2021 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic, which are difficult to predict, we believe that our assumptions were reasonable at August 4, 2021. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the COVID-19 pandemic and the adverse effects from the emergency measures implemented or to be implemented as a result thereof, as well as other pandemics, epidemics and other health risks; adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments; changing viewer habits and the expansion of over-the-top (OTT) television (TV) and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business; the inability to protect our

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MD&A

physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to transform our operations, enabling a truly customer-centric service experience, while lowering our cost structure; the failure to continue investment in next-generation capabilities in a disciplined and strategic manner; the inability to drive a positive customer experience; the complexity in our operations; the failure to maintain operational networks in the context of significant increases in capacity demands; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the failure to implement or maintain highly effective information technology (IT) systems; the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment; labour disruptions and shortages; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business; the failure of our vendor selection, governance and oversight processes; security and data leakage exposure if security control protocols affecting our suppliers are bypassed; the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; pension obligation volatility and increased contributions to post-employment benefit plans; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; unfavourable resolution of legal proceedings and, in particular, class actions; new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations; the failure to recognize and adequately respond to climate change concerns or stakeholder and governmental changing expectations on environmental matters; and health concerns about radio frequency emissions from wireless communication devices and equipment.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2020 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2020 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. In addition, please also see the introduction to section 1, Overview in this MD&A for an update to the description of the risk factor relating to the COVID-19 pandemic described in the BCE 2020 Annual MD&A, which section is incorporated by reference in this cautionary statement. Please also see section 4.7, Liquidity – Litigation in this MD&A for an update to the legal proceedings described in the BCE 2020 AIF, which section 4.7 is incorporated by reference in this cautionary statement. Please also see section 6, Regulatory environment in the BCE 2021 First Quarter MD&A and in this MD&A for updates to the regulatory initiatives and proceedings described in the BCE 2020 Annual MD&A, which sections 6 are incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 6, Regulatory environment of the BCE 2021 First Quarter MD&A, as well as in the introduction to section 1, Overview, in section 4.7, Liquidity – Litigation and in section 6, Regulatory environment of this MD&A, the risks described in the BCE 2020 Annual MD&A remain substantially unchanged.

Forward-looking statements contained in this MD&A for periods beyond 2021 involve longer-term assumptions and estimates than forward-looking statements for 2021 and are consequently subject to greater uncertainty. In particular, the nature and value of capital investments planned to be made by BCE in 2022 assume our ability to access or generate the necessary sources of capital as well as access the necessary equipment and labour. However, there can be no assurance that the required sources of capital, equipment or labour will be available with the result that the actual nature and value of capital investments made by BCE, as well as the timing thereof, could materially differ from current expectations. Forward-looking statements for periods beyond 2021 further assume, unless otherwise indicated, that the competitive, regulatory, security, technological, operational, financial and other risks described above and in section 9, Business risks of the BCE 2020 MD&A will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic and general economic conditions in future years.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after August 4, 2021. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

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1 MD&A Overview

1    Overview

BCE’s goal is to advance how Canadians connect with each other and the world. Our strategic imperatives frame our longstanding strengths in networks, service innovations and content creation, and aim at positioning the company for continued growth and innovation leadership in a fast-changing communications marketplace. Through our Bell for Better initiative, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. With our connectivity initiatives from the smallest rural communities to the largest cities, investments in mental health initiatives, environmental sustainability and an engaged workplace, we look to create a thriving, prosperous and more connected world for Canadians across the country, especially as we recover from the unprecedented challenges of the COVID-19 pandemic. Through our accelerated capital investment plan, we are delivering more connections to help Canada’s social and economic recovery from the COVID-19 pandemic.

The COVID-19 pandemic continued to unfavourably impact our financial and operating performance in the second quarter of 2021 due to the government restrictions put in place to combat the pandemic, which reduced commercial activity during the quarter. However, compared to the same period last year, the impact of the pandemic on our year-over-year performance was considerably reduced, as Q2 2020 was the quarter most significantly affected by the pandemic. Moreover, it has been over a year since the pandemic began affecting our performance and we have since adapted many aspects of our business to better operate in this environment. Bell Wireless product and roaming revenues and Bell Media advertising revenues continued to be adversely impacted by the pandemic in the quarter, however to a lesser extent than experienced in Q2 2020. As the number of COVID-19 cases decreased and the number of people getting vaccinated increased, certain emergency measures were gradually eased in the latter part of the second quarter, which allowed many businesses to resume some level of, or increase, commercial activities.

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible resurgences in the number of COVID-19 cases, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods. The extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the timely distribution of effective vaccines and treatments, the potential development and distribution of new vaccines and treatments, the time required to achieve broad immunity, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the risks referred to in this MD&A, including, in particular, in the section Caution regarding forward-looking statements at the beginning of this MD&A, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

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1 MD&A Overview

1.1    Financial highlights

BCE Q2 2021 SELECTED QUARTERLY INFORMATION

Operating revenues	Net earnings	Adjusted EBITDA (1)
$5,698	$734	$2,476
million	million	million
+6.4% vs. Q2 2020	+$440 million vs. Q2 2020	+6.2% vs. Q2 2020

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$685	$751	$2,499	$1,248
million	million	million	million
+$448 million vs. Q2 2020	+31.1% vs. Q2 2020	(2.5%) vs. Q2 2020	(22.5%) vs. Q2 2020
BCE CUSTOMER CONNECTIONS
Wireless	Retail high-speed	Retail TV (4)	Retail residential network
Total mobile phones (2)	Internet (3)		access services (NAS) lines
+2.6%	+4.2%	(0.7%)	(8.0%)
9.2 million subscribers	3.7 million subscribers	2.7 million subscribers	2.4 million subscribers
at June 30, 2021	at June 30, 2021	at June 30, 2021	at June 30, 2021

(1)

Adjusted EBITDA, adjusted net earnings and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and dividend payout ratio, in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

(2)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed Internet of Things (IoT) units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses), average billing per user (ABPU) and churn) have been restated for comparability. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – KPIs, in this MD&A for more details.

(3)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(4)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

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1 MD&A Overview

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANG	E

Operating revenues

Service	5,040	4,800	240	5.0%	10,008	9,818	190	1.9%

Product	658	554	104	18.8%	1,396	1,176	220	18.7%

Total operating revenues	5,698	5,354	344	6.4%	11,404	10,994	410	3.7%

Operating costs	(3,222)	(3,023)	(199)	(6.6%)	(6,499)	(6,245)	(254)	(4.1%)

Adjusted EBITDA	2,476	2,331	145	6.2%	4,905	4,749	156	3.3%
Adjusted EBITDA margin (1)	43.5%	43.5%		–	43.0%	43.2%		(0.2	) pts

Net earnings from continuing operations attributable to:

Common shareholders	685	233	452	n.m.	1,327	908	419	46.1%

Preferred shareholders	32	34	(2)	(5.9%)	64	72	(8)	(11.1%)

Non-controlling interest	17	23	(6)	(26.1%)	30	38	(8)	(21.1%)

Net earnings from continuing operations	734	290	444	n.m.	1,421	1,018	403	39.6%

Net earnings from discontinued operations	–	4	(4)	(100.0%)	–	9	(9)	(100.0%)

Net earnings	734	294	440	n.m.	1,421	1,027	394	38.4%

Net earnings attributable to:

Common shareholders	685	237	448	n.m.	1,327	917	410	44.7%

Preferred shareholders	32	34	(2)	(5.9%)	64	72	(8)	(11.1%)

Non-controlling interest	17	23	(6)	(26.1%)	30	38	(8)	(21.1%)

Net earnings	734	294	440	n.m.	1,421	1,027	394	38.4%

Adjusted net earnings	751	573	178	31.1%	1,455	1,287	168	13.1%

Net earnings from continuing operations per common share	0.76	0.26	0.50	n.m.	1.47	1.00	0.47	47.0%

Net earnings from discontinued operations per common share	–	–	–	–	–	0.01	(0.01)	(100.0%)

Net earnings per common share (EPS)	0.76	0.26	0.50	n.m.	1.47	1.01	0.46	45.5%

Adjusted EPS (1)	0.83	0.63	0.20	31.7%	1.61	1.42	0.19	13.4%

n.m.: not meaningful

(1)  Adjusted EBITDA margin and adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin and Adjusted net earnings and adjusted EPS, in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANG	E

Cash flows from operating activities	2,499	2,562	(63)	(2.5%)	4,491	4,013	478	11.9%

Capital expenditures	(1,207)	(900)	(307)	(34.1%)	(2,219)	(1,677)	(542)	(32.3%)

Free cash flow	1,248	1,611	(363)	(22.5%)	2,188	2,222	(34)	(1.5%)

Q2 2021 FINANCIAL HIGHLIGHTS

BCE revenue grew by 6.4% in Q2 2021, compared to the same period in 2020. Excluding the unfavourable retroactive impact of the recent Canadian radio-television and Telecommunications Commission (CRTC) decision on wholesale high-speed Internet access services of $44 million in Q2 2021, operating revenues increased by 7.2% year over year. This represented a significant improvement over the 1.2% growth achieved in Q1 2021, due to the moderating year-over-year impacts of the COVID-19 pandemic, which peaked in Q2 2020. The growth in Q2 2021 revenues was driven by higher service revenues of 5.0% from greater media advertising and subscriber revenues, and continued growth in our mobile phones, retail Internet, and Internet protocol TV (IPTV) subscriber bases. This was moderated by ongoing erosion in our voice, satellite TV and legacy data revenues. The year-over-year increase in product revenues of 18.8% in the quarter, primarily due to greater product sales at Bell Wireless, also contributed to the overall revenue growth.

Net earnings increased by $440 million in the second quarter of 2021, compared to the same period last year, mainly due to lower impairment of assets at Bell Media, higher other income and higher adjusted EBITDA, partly offset by higher income taxes and higher depreciation and amortization.

BCE’s adjusted EBITDA increased by 6.2% in Q2 2021, compared to the same period last year. Excluding the unfavourable retroactive impact of the recent CRTC decision, as described above, adjusted EBITDA increased by 8.1%. This represented a significant improvement over the 0.5% growth achieved in Q1 2021, due to the ongoing recovery from the impacts of the COVID-19 pandemic. The year-over-year increase in Q2 2021 adjusted EBITDA was driven by higher revenues, offset in part by greater operating costs. This resulted in an adjusted EBITDA margin of 43.5% in Q2 2021, stable compared to the same period last year.

BCE’s EPS of $0.76 in Q2 2021 increased by $0.50 compared to the same period last year.

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1 MD&A Overview

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI), adjusted net earnings in the second quarter of 2021 was $751 million, or $0.83 per common share, compared to $573 million, or $0.63 per common share, for the same period last year.

Cash flows from operating activities in the second quarter of 2021 decreased by $63 million, compared to the same period last year, mainly due to higher income taxes paid due to delayed tax payments in 2020 resulting from government relief measures related to the COVID-19 pandemic and higher severance and other costs paid, partly offset by higher adjusted EBITDA.

Free cash flow in Q2 2021 decreased by $363 million, compared to the same period last year, mainly due to higher capital expenditures and lower cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid.

1.2    Key corporate and business developments

This section contains forward-looking statements, including relating to our network deployment and capital investment plans as well as the benefits expected to result therefrom, our ESG objectives and the intended use of an amount equal to the net proceeds from Bell’s first sustainability bond offering. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

BELL ACQUIRING ADDITIONAL HIGH-VALUE 3500 MHZ WIRELESS SPECTRUM

On July 29, 2021, Bell announced it is acquiring significant additional mid-band, flexible-use 3500 megahertz (MHz) wireless spectrum in the recently concluded auction by Innovation, Science and Economic Development Canada (ISED). Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves extend Bell’s leadership in delivering enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities. Bell is acquiring 271 licences for 678 million MHz per Population (MHz-Pop) of 3500 MHz spectrum – critical to enabling the full potential of 5G – for $2.07 billion. This acquisition increases Bell’s total 3500 MHz spectrum holdings to 1,690 million MHz-Pop, or 37% of this high-value spectrum available to national wireless carriers, acquired at an average cost of $1.25 per MHz-Pop.

ACCELERATED CAPITAL INVESTMENT PLAN INCREASED BY $500 MILLION

On May 31, 2021, Bell announced that its accelerated capital investment plan announced earlier this year will increase to up to $1.7 billion, or as much as $500 million more, in response to the support for infrastructure investment reflected in recent federal regulatory and policy decisions. This $1.7 billion in accelerated Bell investment for 2021 and 2022 is in addition to the approximately $4 billion in capital that Bell has typically invested each year in network expansion and enhancement over the last decade. With an additional $200 million also invested in capacity and coverage in 2020 to respond to the unprecedented usage demands of the COVID-19 crisis, Bell’s total capital investment from 2020-2022 is expected to be as high as $14 billion.

Bell’s accelerated capital investment plan announced in February 2021 originally consisted of $1 billion to $1.2 billion in additional network funding to help drive Canada’s recovery from the COVID-19 crisis. With the CRTC’s recent decision on wholesale high-speed Internet access services and ongoing government policy support for facilities-based competition and investment, Bell has now increased the amount of accelerated funding to up to $1.7 billion. This investment will significantly increase the number of wireline and wireless connections in Canada’s rural and urban centres alike over the next 2 years, including significantly expanded plans for all-fibre connections, while creating additional employment as network construction activity speeds up.

LAUNCH OF BELL FOR BETTER INITIATIVE

On June 15, 2021, Bell launched Bell for Better, our long-term commitment to create better outcomes for all stakeholders, including Canadian communities everywhere, employees, customers and shareholders. With our connectivity initiatives from the smallest rural communities to the largest cities, investments in mental health initiatives, environmental sustainability and an engaged workplace, Bell looks to create a thriving, prosperous and more connected world for Canadians across the country, especially as we recover from the unprecedented challenges of the COVID-19 crisis. With Bell for Better, Bell is underscoring its objective to achieve the highest ESG standards based on these pillars:

BETTER WORLD

•

Target to reduce greenhouse gas emissions by 2030 in line with the Paris Climate Agreement and the Science Based Targets initiative, and to achieve carbon neutral operations by 2025. Bell has also recycled 11.7 million devices between 2016 and 2020 and has been named one of Canada’s Greenest Employers for five straight years.

•

Continue to lead the industry and corporate Canada in mental health with $155 million committed to mental health initiatives by 2025 through Bell Let’s Talk, Canada’s largest-ever corporate commitment to mental health

•	Invest in Canadian innovation with a historical industry-leading $500 million in research and development spending annually

BETTER COMMUNITIES

•	Target to invest up to $14 billion from 2020 to 2022 to deliver faster and better connectivity to more Canadians

•	Connect rural and underserved communities by planning to make fast and reliable Wireless Home Internet (WHI) available to 1 million households in rural communities

•	Donate refurbished company computers, printers and other electronic devices to schools through the national Computers for Success Plus program

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1 MD&A Overview

BETTER WORKPLACE

•

Foster an inclusive culture, building on its recognition as one of the largest and Best Employers in Canada, including one of the Best Diversity Employers, Greenest Employers, Top-Family Friendly Employers and a Montréal Top Employer

•	Enable the next generation of Bell leaders through our Graduate Leadership Programs, building on its recognition as a Top Employer for Young People

•

Encourage diversity at the top, targeting at least 35% women in executive positions (vice-president and above) by the end of 2021, and Black, Indigenous and People of Colour (BIPOC) representation on our senior management team of at least 25%, and 40% of graduate and student hires, by 2025

FIRST CANADIAN TELECOM SUSTAINABILITY BOND OFFERING

On May 28, 2021, Bell Canada completed a public offering in Canada of Cdn $500 million of medium term notes (MTN) debentures pursuant to its MTN program. The Cdn $500 million Series M-56 MTN debentures will mature on May 29, 2028 and carry an annual interest rate of 2.20%. The MTN debentures are fully and unconditionally guaranteed by BCE Inc.

The issue of the Series M-56 MTN debentures was Bell’s first sustainability bond offering pursuant to BCE’s new Sustainable Financing Framework announced April 29, 2021. Under the Framework, Bell will provide ongoing reporting and transparency to investors and other stakeholders, including annual updates on allocation and impact metrics until an amount equal to the net proceeds of a sustainable financing are fully allocated to eligible green and/or social projects.

A first for the Canadian telecommunications industry, this sustainability bond offering supports Bell’s commitment to ESG leadership and our goal to advance how Canadians connect with each other and the world. Bell intends to use an amount equal to the net proceeds from this offering to finance or re-finance, in whole or in part, new and/or existing green and social eligible investments as set out in the Framework.

1.3    Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in the BCE 2021 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

We have made certain assumptions concerning the Canadian economy, which in turn depend on important assumptions about how the COVID-19 pandemic will evolve, including the progress of the global vaccination rollout. Notably, it is assumed that broad immunity is achieved in the third quarter of 2021 in Canada; later in 2021 in the U.S., most other advanced economies and China; and in 2022 in other emerging-market economies. In particular, we have assumed:

•

Strong rebound in economic growth as the economy recovers from the effects of the pandemic and related restrictions, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 6% on average in 2021

•	Improving consumer confidence as the rollout of vaccinations proceeds and restrictions are eased

•	Strengthening business investment outside the oil and gas sector as demand increases and business confidence improves

•	Employment gains expected in 2021, despite ongoing challenges in some sectors

•	Accelerating trend toward e-commerce

•	Low immigration levels until international travel and/or health-related restrictions are lifted

•	Prevailing low interest rates expected to remain at or near current levels for the foreseeable future

•	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

MARKET ASSUMPTIONS

•	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative OTT competitors

•

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2021

•

Declines in broadcasting distribution undertakings (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand streaming services together with further scaling of OTT aggregators

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2 MD&A Consolidated financial analysis

2    Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q2 and YTD 2021 compared with Q2 and YTD 2020. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1   BCE consolidated income statements

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Operating revenues

Service	5,040	4,800	240	5.0%	10,008	9,818	190	1.9%

Product	658	554	104	18.8%	1,396	1,176	220	18.7%

Total operating revenues	5,698	5,354	344	6.4%	11,404	10,994	410	3.7%

Operating costs	(3,222)	(3,023)	(199)	(6.6%)	(6,499)	(6,245)	(254)	(4.1%)

Adjusted EBITDA	2,476	2,331	145	6.2%	4,905	4,749	156	3.3%

Adjusted EBITDA margin	43.5%	43.5%		–	43.0%	43.2%		(0.2) p	ts

Severance, acquisition and other costs	(7)	(22)	15	68.2%	(96)	(38)	(58)	n.m.

Depreciation	(905)	(869)	(36)	(4.1%)	(1,800)	(1,727)	(73)	(4.2%)

Amortization	(248)	(234)	(14)	(6.0%)	(486)	(464)	(22)	(4.7%)

Finance costs

Interest expense	(268)	(280)	12	4.3%	(535)	(557)	22	3.9%

Interest on post-employment benefit obligations	(5)	(11)	6	54.5%	(10)	(23)	13	56.5%

Impairment of assets	(164)	(449)	285	63.5%	(167)	(456)	289	63.4%

Other income (expense)	91	(80)	171	n.m.	99	(127)	226	n.m.

Income taxes	(236)	(96)	(140)	n.m.	(489)	(339)	(150)	(44.2%)

Net earnings from continuing operations	734	290	444	n.m.	1,421	1,018	403	39.6%

Net earnings from discontinued operations	–	4	(4)	(100.0%)	–	9	(9)	(100.0%)

Net earnings	734	294	440	n.m.	1,421	1,027	394	38.4%

Net earnings from continuing operations attributable to:

Common shareholders	685	233	452	n.m.	1,327	908	419	46.1%

Preferred shareholders	32	34	(2)	(5.9%)	64	72	(8)	(11.1%)

Non-controlling interest	17	23	(6)	(26.1%)	30	38	(8)	(21.1%)

Net earnings from continuing operations	734	290	444	n.m.	1,421	1,018	403	39.6%

Net earnings attributable to:

Common shareholders	685	237	448	n.m.	1,327	917	410	44.7%

Preferred shareholders	32	34	(2)	(5.9%)	64	72	(8)	(11.1%)

Non-controlling interest	17	23	(6)	(26.1%)	30	38	(8)	(21.1%)

Net earnings	734	294	440	n.m.	1,421	1,027	394	38.4%

Adjusted net earnings	751	573	178	31.1%	1,455	1,287	168	13.1%

EPS

Continuing operations	0.76	0.26	0.50	n.m.	1.47	1.00	0.47	47.0%

Discontinued operations	–	–	–	–	–	0.01	(0.01)	(100.0%)

EPS	0.76	0.26	0.50	n.m.	1.47	1.01	0.46	45.5%

Adjusted EPS	0.83	0.63	0.20	31.7%	1.61	1.42	0.19	13.4%

n.m.: not meaningful

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2 MD&A Consolidated financial analysis

2.2    Customer connections

BCE NET ACTIVATIONS (LOSSES)

	Q2 2021	Q2 2020	% CHANGE	YTD 2021	YTD 2020	% CHANGE

Wireless mobile phone subscribers net activations (losses) (1)	46,247	12,110	n.m.	48,652	9,614	n.m.

Postpaid	44,433	(960)	n.m.	77,358	599	n.m.

Prepaid	1,814	13,070	(86.1%)	(28,706)	9,015	n.m.

Wireless mobile connected devices net activations (1)	47,449	38,843	22.2%	121,608	87,807	38.5%

Wireline retail high-speed Internet subscribers net activations	17,680	19,023	(7.1%)	38,888	41,618	(6.6%)

Wireline retail TV subscribers net (losses) activations	(4,928)	(15,544)	68.3%	(14,040)	(34,099)	58.8%

IPTV	4,540	(3,604)	n.m.	15,236	(752)	n.m.

Satellite	(9,468)	(11,940)	20.7%	(29,276)	(33,347)	12.2%

Wireline retail residential NAS lines net losses	(51,292)	(48,405)	(6.0%)	(102,361)	(110,000)	6.9%

Total services net activations (losses)	55,156	6,027	n.m.	92,747	(5,060)	n.m.
n.m.: not meaningful TOTAL BCE CUSTOMER CONNECTIONS

				Q2 2021	Q2 2020	% CHANGE

Wireless mobile phone subscribers (1)				9,212,995	8,983,282	2.6%

Postpaid				8,405,697	8,176,245	2.8%

Prepaid				807,298	807,037	–

Wireless mobile connected devices subscribers (1)				2,177,761	1,915,979	13.7%

Wireline retail high-speed Internet subscribers (2)				3,748,256	3,597,219	4.2%

Wireline retail TV subscribers (3)				2,718,440	2,738,365	(0.7%)

IPTV				1,821,609	1,766,430	3.1%

Satellite (3)				896,831	971,935	(7.7%)

Wireline retail residential NAS lines				2,381,571	2,587,483	(8.0%)

Total services subscribers				20,239,023	19,822,328	2.1%

(1)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses), ABPU and churn) have been restated for comparability. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – KPIs, in this MD&A for more details.

(2)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(3)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

BCE added 55,156 net retail customer activations in Q2 2021, increasing by 49,129 compared to the same period last year. The net retail customer activations in Q2 2021 consisted of:

•	46,247 wireless mobile phone net customer activations, along with 47,449 wireless mobile connected devices net customer activations

•	17,680 retail high-speed Internet net customer activations

•	4,928 retail TV net customer losses comprised of 9,468 retail satellite TV net customer losses, moderated by 4,540 retail IPTV net customer activations

•	51,292 retail residential NAS net losses

During the first six months of the year, BCE had 92,747 net retail customer activations, increasing by 97,807 compared to the same period in 2020. The year-to-date net retail customer activations consisted of:

•	48,652 wireless mobile phone net customer activations, along with 121,608 wireless mobile connected devices net customer activations

•	38,888 retail high-speed Internet net customer activations

•	14,040 retail TV net customer losses comprised of 29,276 retail satellite TV net customer losses, moderated by 15,236 retail IPTV net customer activations

•	102,361 retail residential NAS net losses

At June 30, 2021, BCE’s retail customer connections totaled 20,239,023, up 2.1% year over year, and consisted of the following:

•	9,212,995 wireless mobile phone subscribers, up 2.6% year over year, and 2,177,761 wireless mobile connected devices subscribers, up 13.7% year over year

•	3,748,256 retail high-speed Internet subscribers, 4.2% higher than last year

•

2,718,440 total retail TV subscribers, down 0.7% compared to Q2 2020, comprised of 896,831 retail satellite TV subscribers, down 7.7% year over year, and 1,821,609 retail IPTV subscribers, up 3.1% year over year

•	2,381,571 retail residential NAS lines, a decline of 8.0% compared to last year

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2 MD&A Consolidated financial analysis

2.3  Operating revenues

BCE	BCE
Revenues	Revenues

(in $ millions)	(in $ millions)

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Bell Wireless	2,128	1,922	206	10.7%	4,228	3,957	271	6.8%

Bell Wireline	3,003	3,043	(40)	(1.3%)	6,084	6,079	5	0.1%

Bell Media	755	579	176	30.4%	1,468	1,331	137	10.3%

Inter-segment eliminations	(188)	(190)	2	1.1%	(376)	(373)	(3)	(0.8%)

Total BCE operating revenues	5,698	5,354	344	6.4%	11,404	10,994	410	3.7%

BCE

Total operating revenues at BCE increased by 6.4% in Q2 2021 and by 3.7% in the first six months of the year, compared to the same periods last year. Excluding the unfavourable retroactive impact of the recent CRTC decision on wholesale high-speed Internet access services of $44 million in Q2 2021, operating revenues increased by 7.2% in Q2 2021 and 4.1% in the first six months of the year, compared to the same periods in 2020, due to the ongoing recovery from the impacts of the COVID-19 pandemic, the most significant of which were experienced in Q2 2020. The year-over-year increase in Q2 2021 was attributable to growth in our Bell Wireless and Bell Media segments, offset in part by a decline in our Bell Wireline segment. The year-to-date increase reflected growth across all three of our segments.

BCE service revenues of $5,040 million in Q2 2021 and $10,008 year to date increased by 5.0% and 1.9%, respectively, year over year, and product revenues of $658 million in Q2 2021 and $1,396 million year to date increased by 18.8% and 18.7%, respectively, year over year. Wireless operating revenues grew by 10.7% in Q2 2021 and by 6.8% during the first six months of the year, compared to the same periods last year, due to higher product revenues of 27.7% and 23.7%, respectively, coupled with greater service revenues of 5.8% and 1.8%, respectively. Bell Media operating revenues increased by 30.4% in Q2 2021 and by 10.3% in the first half of the year, compared to the same periods in 2020, driven by both higher advertising and subscriber revenues. Wireline operating revenues declined by 1.3% in Q2 2021, but increased by 0.1% year to date, over the same periods last year. Excluding the impact of the CRTC decision as described above, Bell Wireline operating revenues increased by 0.1% in Q2 2021 and 0.8% in the first half of the year, compared to the same periods in 2020. The Q2 year-over-year decline was driven by lower services revenues of 0.9%, from reduced voice revenues, offset in part by greater data and other services revenues, along with lower product revenues of 11.1%. The year-to-date increase was driven by higher product revenues of 1.9%, as service revenues were stable year over year.

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2 MD&A Consolidated financial analysis

2.4  Operating costs

BCE	BCE
Operating cost profile	Operating cost profile

Q2 2020	Q2 2021

BCE	BCE
Operating cost profile	Operating cost profile

YTD 2020	YTD 2021

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Bell Wireless	(1,159)	(1,043)	(116)	(11.1%)	(2,336)	(2,150)	(186)	(8.7%)

Bell Wireline	(1,710)	(1,764)	54	3.1%	(3,428)	(3,465)	37	1.1%

Bell Media	(541)	(406)	(135)	(33.3%)	(1,111)	(1,003)	(108)	(10.8%)

Inter-segment eliminations	188	190	(2)	(1.1%)	376	373	3	0.8%

Total BCE operating costs	(3,222)	(3,023)	(199)	(6.6%)	(6,499)	(6,245)	(254)	(4.1%)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

Total BCE operating costs increased by 6.6% in Q2 2021 and by 4.1% during the first half of the year, compared to the same periods last year, attributable to greater costs in Bell Wireless of 11.1% and 8.7%, respectively, and in Bell Media of 33.3% and 10.8%, respectively, offset in part by reduced expenses in Bell Wireline of 3.1% and 1.1%, respectively. The increase in operating expenses mainly reflected higher costs associated with the revenue growth.

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2 MD&A Consolidated financial analysis

2.5  Net earnings

BCE	BCE
Net earnings	Net earnings

(in $ millions)	(in $ millions)

Net earnings in the second quarter and on a year-to-date basis in 2021 increased by $440 million and $394 million, respectively, compared to the same periods last year, mainly due to lower impairment of assets at Bell Media, higher other income and higher adjusted EBITDA, partly offset by higher income taxes and higher depreciation and amortization. Additionally, on a year-to-date basis in 2021, net earnings was impacted by increased severance, acquisition and other costs.

2.6  Adjusted EBITDA

BCE	BCE
Adjusted EBITDA	Adjusted EBITDA

(in $ millions)	(in $ millions)

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Bell Wireless	969	879	90	10.2%	1,892	1,807	85	4.7%

Bell Wireline	1,293	1,279	14	1.1%	2,656	2,614	42	1.6%

Bell Media	214	173	41	23.7%	357	328	29	8.8%

Total BCE adjusted EBITDA	2,476	2,331	145	6.2%	4,905	4,749	156	3.3%

BCE

BCE’s adjusted EBITDA grew by 6.2% in Q2 2021 and by 3.3% in the first half of the year, compared to the same periods last year. Excluding the unfavourable retroactive impact of the recent CRTC decision on wholesale high-speed Internet access services of $44 million in Q2 2021, adjusted EBITDA increased by 8.1% in Q2 2021 and 4.2% in the first half of the year, compared to the same periods in 2020, due to the favourable year-over-year impacts of the COVID-19 pandemic, which peaked in Q2 2020. The growth in adjusted EBITDA in Q2 2021 and the first six months of the year was driven by higher revenues, moderated by increased operating costs. Adjusted EBITDA margin of 43.5% in Q2 2021 remained unchanged compared to Q2 2020, despite the impact of the CRTC decision as described above, while adjusted EBITDA margin of 43.0% in the first half of the year declined by 0.2 pts over the same period last year, mainly resulting from the impact of the CRTC decision as described above and greater low-margin product sales in our total revenue base, offset in part by the flow-through impact of higher year-over-year service revenue.

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2 MD&A Consolidated financial analysis

2.7  Severance, acquisition and other costs

2021

Severance, acquisition and other costs of $7 million in the second quarter of 2021 and $96 million on a year-to-date basis included:

•	Severance costs of $7 million in Q2 2021 and $104 million on a year-to-date basis related to involuntary and voluntary employee terminations

•	Acquisition and other costs recovery of $8 million on a year-to-date basis

2020

Severance, acquisition and other costs of $22 million in the second quarter of 2020 and $38 million on a year-to-date-basis included:

•	Acquisition and other costs of $20 million in Q2 2020 and $28 million on a year-to-date basis

•	Severance costs of $2 million in Q2 2020 and $10 million on a year-to-date basis related to involuntary and voluntary employee terminations

2.8  Depreciation and amortization

DEPRECIATION

Depreciation in the second quarter and on a year-to-date basis in 2021 increased by $36 million and $73 million, respectively, compared to the same periods in 2020, in part due to a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services and accelerated depreciation of Fourth Generation (4G) network elements as we transition to 5G.

AMORTIZATION

Amortization in the second quarter and on a year-to-date basis in 2021 increased by $14 million and $22 million, respectively, compared to the same periods in 2020, mainly due to a higher asset base.

2.9  Finance costs

INTEREST EXPENSE

Interest expense in the second quarter and on a year-to-date basis in 2021 decreased by $12 million and $22 million, respectively, compared to the same periods last year, mainly due to lower interest rates and lower average debt levels.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2021, the discount rate was 2.6% compared to 3.1% on January 1, 2020.

In the second quarter and on a year-to-date basis in 2021, interest expense on post-employment benefit obligations decreased by $6 million and $13 million, respectively, compared to the same periods last year, due to a lower discount rate and a lower net post-employment benefit obligation at the beginning of the year.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

2.10 Impairment of assets

2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio cash-generating units (CGUs).

Impairment charges for the three and six months ended June 30, 2021 of $164 million and $167 million, respectively, related primarily to $163 million of charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment.

2020

During the second quarter of 2020, we identified indicators of impairment for certain of our Bell Media TV services and radio markets, notably declines in advertising revenues, lower subscriber revenues and overall increases in discount rates resulting from the economic impact of the COVID-19 pandemic. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill.

Impairment charges for the three and six months ended June 30, 2020 of $449 million and $456 million, respectively, related primarily to $452 million of charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licenses, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment. There was no impairment of Bell Media goodwill.

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2 MD&A Consolidated financial analysis

2.11  Other income (expense)

2021

Other income of $91 million and $99 million in the second quarter and on a year-to-date basis in 2021, respectively, included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by losses on our equity investments, which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. Additionally, on a year-to-date basis in 2021, other income included early debt redemption costs.

2020

Other expense of $80 million in Q2 2020 included losses on retirements and disposals of property, plant and equipment and intangible assets, which included a loss related to a change in strategic direction of the ongoing development of some of our TV platform assets, as well as losses on operations from our equity investments. These expenses were partly offset by a gain on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures.

Other expense of $127 million on a year-to-date basis in 2020 was further impacted by net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans and early debt redemption costs, partly offset by net gains on our equity investments, which included a gain on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, partly offset by losses on operations.

2.12  Income taxes

Income taxes in the second quarter and on a year-to-date basis in 2021 increased by $140 million and $150 million, respectively, compared to the same periods in 2020, mainly due to higher taxable income.

2.13  Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders in the second quarter and on a year-to-date basis in 2021 of $685 million and $1,327 million, respectively, increased by $448 million and $410 million, respectively, compared to the same periods last year, mainly due to lower impairment of assets at Bell Media, higher other income and higher adjusted EBITDA, partly offset by higher income taxes and higher depreciation and amortization. Additionally, on a year-to-date basis in 2021, net earnings attributable to common shareholders was impacted by increased severance, acquisition and other costs.

BCE’s EPS of $0.76 in Q2 2021 and $1.47 on a year-to-date basis increased by $0.50 and $0.46, respectively, compared to the same periods last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, adjusted net earnings in the second quarter of 2021 was $751 million, or $0.83 per common share, compared to $573 million, or $0.63 per common share, for the same period last year. Adjusted net earnings in the first half of 2021 was $1,455 million, or $1.61 per common share, compared to $1,287 million, or $1.42 per common share, for the first six months of 2020.

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3 MD&A Business segment analysis - Bell Wireless

3   Business segment analysis

3.1  Bell Wireless

This section contains forward-looking statements, including relating to our network deployment and capital investment plans as well as the benefits expected to result therefrom. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

KEY BUSINESS DEVELOPMENTS

5G WIRELESS NETWORK EXPANSION

Bell expanded its 5G network to new markets across Québec, Ontario, Manitoba and Atlantic Canada, including the first 5G service in Newfoundland and Labrador. Offering peak theoretical mobile data access speeds up to 1.7 Gbps, Bell 5G is now available to approximately 35% of the Canadian population and on track to cover up to 70% by the end of the year.

The increased speed and lower latency offered by Bell 5G will enable millions of new business and consumer applications, like the recently launched TSN 5G View / Vision 5G RDS that offers sports fans unprecedented control of their viewing experience. 5G’s speed and efficiency in delivering data will open up possibilities in virtual and augmented reality, artificial intelligence and machine learning, IoT, connected vehicles and smart homes and cities.

PARTNERSHIP WITH AWS FOR MULTI-ACCESS EDGE COMPUTING

On June 3, 2021, Bell Canada announced it had entered into an agreement with Amazon Web Services, Inc. (AWS) to modernize the digital experience for Bell customers and support 5G innovation across Canada. Bell will use the breadth and depth of AWS technologies to create and scale new consumer and business applications faster, as well as enhance how its voice, wireless, television and Internet subscribers engage with Bell services and content such as streaming video. In addition, AWS and Bell are teaming up to bring AWS Wavelength to Canada, deploying it at the edge of Bell’s 5G network to allow developers to build ultra-low-latency applications for mobile devices and users. With this rollout, Bell will become the first Canadian communications company to offer AWS-powered multi-access edge computing (MEC) to business and government users.

STRATEGIC ALLIANCE WITH GOOGLE CLOUD

On July 15, 2021, Bell Canada and Google Cloud announced a strategic partnership to help power Bell’s company-wide digital transformation, enhance its network and IT infrastructure, and enable a more sustainable future. This new, multi-year partnership will combine Bell’s 5G network leadership with Google’s expertise in multicloud, data analytics, and artificial intelligence (AI), to deliver next-generation experiences for Bell customers across Canada. As demands on mobile networks evolve and increase, Bell and Google Cloud will collaborate throughout the next decade on new innovations, including cloud solutions for enterprise customers and consumers powered by Google edge solutions, and enhanced customer service through automation and AI.

VIRGIN MOBILE CANADA REBRANDED AS VIRGIN PLUS

Virgin Mobile Canada officially rebranded to Virgin Plus, a new name and identity that reflects the company’s evolving service offerings beyond mobility. These service offerings include Internet and app-based TV service for members in Ontario and Quebec and, for all members across Canada, new phones, value-packed phone plans, award-winning customer service, and member benefits that give members deals on food, fashion, entertainment and experiences.

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3 MD&A Business segment analysis - Bell Wireless

FINANCIAL PERFORMANCE ANALYSIS

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses), ABPU and churn) have been restated for comparability. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – KPIs, in this MD&A for more details.

Q2 2021 PERFORMANCE HIGHLIGHTS

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Total mobile phones subscriber growth	Mobile phones postpaid net activations	Mobile phones prepaid net activations
+2.6%	44,433	1,814
Q2 2021 vs. Q2 2020	in Q2 2021	in Q2 2021

Mobile phones postpaid churn in Q2 2021	Mobile phones blended ABPU per month
0.83%	+3.3%
Increased 0.07 pts vs. Q2 2020	Q2 2021: $72.21 Q2 2020: $69.88

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3 MD&A Business segment analysis - Bell Wireless

BELL WIRELESS RESULTS

REVENUES

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

External service revenues	1,569	1,481	88	5.9%	3,072	3,016	56	1.9%

Inter-segment service revenues	11	12	(1)	(8.3%)	22	24	(2)	(8.3%)

Total operating service revenues	1,580	1,493	87	5.8%	3,094	3,040	54	1.8%

External product revenues	546	428	118	27.6%	1,130	915	215	23.5%

Inter-segment product revenues	2	1	1	100.0%	4	2	2	100.0%

Total operating product revenues	548	429	119	27.7%	1,134	917	217	23.7%

Total Bell Wireless revenues	2,128	1,922	206	10.7%	4,228	3,957	271	6.8%

Bell Wireless operating revenues increased by 10.7% in Q2 2021 and by 6.8% in the first half of the year, compared to the same periods last year, driven by both higher product and service revenues due to the year-over-year moderating impacts of the COVID-19 pandemic as Q2 2020 was the quarter most affected by the pandemic.

Service revenues increased by 5.8% in the current quarter and by 1.8% year to date, compared to the same periods last year, driven by:

•	Continued growth in our mobile phone subscriber base

•	Flow-through of rate increases and mix shift to higher-value monthly plans including unlimited data plans

•	Customer accommodations provided in Q2 2020 during the height of the COVID-19 pandemic

These factors were partly offset by:

•

Lower voice overages due to increased usage in Q2 2020 as a result of the COVID-19 pandemic and reduced data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited and shareable plans

In the first six months of the year, service revenues were also unfavourably impacted by lower outbound roaming revenues due to reduced customer travel in Q1 2021 from COVID-19 related travel restrictions.

Product revenues increased by 27.7% in Q2 2021 and by 23.7% year to date, compared to the same periods last year. Product revenues continued to be unfavourably affected by the COVID-19 pandemic in Q2 2021, but the impact was significantly diminished compared to Q2 2020. The year-over-year growth in Q2 2021 and in the first half of the year was driven by increased sales of premium mobile phones due to lower activity in Q2 2020 as a result of the COVID-19 pandemic and higher handset prices, along with increased consumer electronic sales at The Source (Bell) Electronics Inc. (The Source) as the prior year was more significantly impacted by the temporary store closures due to the COVID-19 pandemic.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Operating costs	(1,159)	(1,043)	(116)	(11.1%)	(2,336)	(2,150)	(186)	(8.7%)

Adjusted EBITDA	969	879	90	10.2%	1,892	1,807	85	4.7%

Total adjusted EBITDA margin	45.5%	45.7%		(0.2) pts	44.7%	45.7%		(1.0) pts

Bell Wireless operating costs increased by 11.1% in Q2 2021 and by 8.7% in the first half of the year, compared to the same periods last year, driven by:

•	Increased cost of goods sold due to higher sales volumes of premium mobile phones and greater handset costs

•	Higher labour costs mainly at The Source driven by the Canada Emergency Wage Subsidy (CEWS) recognized in Q2 2020

These factors were partly offset by:

•	Higher bad debt expense in Q2 2020 related to the financial difficulty experienced by customers at the peak of the COVID-19 pandemic

In the first six months of the year, the operating costs were also impacted by reduced payments to other carriers associated with the Q1 2021 year-over-year decline in roaming revenues as a result of the COVID-19 pandemic.

Bell Wireless adjusted EBITDA increased by 10.2% in Q2 2021 and by 4.7% year to date, compared to the same periods last year, mainly attributable to the flow-through of the service revenue growth, partly offset by the higher operating costs. Adjusted EBITDA margin, based on wireless operating revenues, of 45.5% in Q2 2021 and 44.7% in the first half of the year, declined 0.2 pts and 1.0 pts, respectively, year over year, driven by a greater proportion of low-margin product sales in our total revenue base, partly offset by the flow-through of the service revenue growth.

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3 MD&A Business segment analysis - Bell Wireless

BELL WIRELESS OPERATING METRICS

	Q2 2021	Q2 2020	CHANGE	% CHANGE		YTD 2021	YTD 2020	CHANGE	% CHANGE

Mobile phones

Blended ABPU ($/month)	72.21	69.88	2.33	3.3%		71.28	71.33	(0.05)	(0.1%	)

Gross activations	348,403	309,133	39,270	12.7%		688,530	642,690	45,840	7.1%

Postpaid	242,720	179,589	63,131	35.2%		491,710	389,139	102,571	26.4%

Prepaid	105,683	129,544	(23,861)	(18.4%	)	196,820	253,551	(56,731)	(22.4%	)

Net activations (losses)	46,247	12,110	34,137	n.m.		48,652	9,614	39,038	n.m.

Postpaid	44,433	(960)	45,393	n.m.		77,358	599	76,759	n.m.

Prepaid	1,814	13,070	(11,256)	(86.1%	)	(28,706)	9,015	(37,721)	n.m.

Blended churn % (average per month)	1.10%	1.11%		0.01	pts	1.17%	1.18%		0.01	pts

Postpaid	0.83%	0.76%		(0.07)	pts	0.86%	0.83%		(0.03)	pts

Prepaid	3.98%	4.63%		0.65	pts	4.33%	4.83%		0.50	pts

Subscribers	9,212,995	8,983,282	229,713	2.6%		9,212,995	8,983,282	229,713	2.6%

Postpaid	8,405,697	8,176,245	229,452	2.8%		8,405,697	8,176,245	229,452	2.8%

Prepaid	807,298	807,037	261	–		807,298	807,037	261	–

Mobile connected devices

Net activations	47,449	38,843	8,606	22.2%		121,608	87,807	33,801	38.5%

Subscribers	2,177,761	1,915,979	261,782	13.7%		2,177,761	1,915,979	261,782	13.7%

n.m.: not meaningful

Mobile phone blended ABPU of $72.21 in Q2 2021 increased by 3.3%, compared to the same period last year, driven by:

•	Higher monthly billings related to increased adoption of mobile phone device financing plans

•	Flow-through of rate increases and mix shift to higher-value monthly plans including unlimited data plans

•	Customer accommodations provided in Q2 2020 during the height of the COVID-19 pandemic

These factors were partly offset by:

•

Lower voice overages due to increased usage in Q2 2020 as a result of the COVID-19 pandemic and reduced data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited and shareable plans

In the first half of the year, mobile phone blended ABPU was essentially stable year over year, decreasing by 0.1% to $71.28, compared to the same period last year, as the factors described above were essentially offset by lower outbound roaming revenues in Q1 2021 due to reduced customer travel as a result of the COVID-19 travel related restrictions.

Mobile phone gross activations increased by 12.7% in Q2 2021 and by 7.1% in the first half of the year, compared to the same periods last year, due to higher postpaid gross activations, partly offset by lower prepaid gross activations.

•

Mobile phone postpaid gross activations increased by 35.2% in the current quarter and by 26.4% year to date, compared to the same periods last year, due to greater market activity as Q2 2020 was more significantly impacted by the temporary closure of retail distribution channels as a result of the COVID-19 pandemic. Additionally, our focus on growing higher-valued mobile phone subscribers, greater promotional offers and higher sales through our direct and digital channels also contributed to the growth in gross activations.

•

Mobile phone prepaid gross activations decreased by 18.4% in the current quarter and by 22.4% year to date, compared to the same periods last year, driven by continued lower market activity from fewer visitors to Canada and reduced immigration as a result of the COVID-19 pandemic

Mobile phone net activations increased by 34,137 in Q2 2021 and by 39,038 in the first six months of the year, compared to the same periods last year, due to higher postpaid net activations, offset in part by lower prepaid net activations.

•

Mobile phone postpaid net activations increased by 45,393 in Q2 2021 and by 76,759 year to date, compared to the same periods last year, driven by higher gross activations, offset in part by greater customer deactivations

•

Mobile phone prepaid net activations decreased by 11,256 in Q2 2021 and by 37,721 year to date, compared to the same periods last year, due to lower gross activations, offset in part by reduced customer deactivations

Mobile phone blended churn improved by 0.01 pts in both Q2 2021 and for the first half of 2021, to 1.10% and 1.17%, respectively, compared to the same periods last year.

•

Mobile phone postpaid churn of 0.83% in Q2 2021 and 0.86% year to date, increased by 0.07 pts and 0.03 pts, respectively, compared to the same periods last year, due to the historically low churn rate in Q2 2020 as a result of the reduced market activity at the height of the COVID-19 pandemic

•

Mobile phone prepaid churn of 3.98% in this quarter and 4.33% year to date, improved by 0.65 pts and 0.50 pts, respectively, compared to the same periods last year, due to continued lower market activity as a result of the COVID-19 pandemic

Mobile phone subscribers at June 30, 2021 totaled 9,212,995, an increase of 2.6% compared to the same period last year. This consisted of 8,405,697 postpaid subscribers, an increase of 2.8% from Q2 2020 and 807,298 prepaid subscribers, which remained relatively stable compared to Q2 2020.

Mobile connected device net activations increased by 22.2% in Q2 2021 and by 38.5% year to date, compared to the same periods last year, driven by greater IoT net activations, offset in part by higher net losses from data devices, primarily less tablet activations.

Mobile connected device subscribers at June 30, 2021 totaled 2,177,761, an increase of 13.7% from 1,915,979 subscribers at the end of Q2 2020.

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3 MD&A Business segment analysis - Bell Wireless

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in the BCE 2021 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Maintain our market share of national operators’ wireless postpaid net additions

•

In the BCE 2020 Annual MD&A, we disclosed our assumption of continued growth of our prepaid subscriber base. As a result of lower immigration levels and reduced customer travel as a result of the COVID-19 pandemic, we are now assuming only modest growth of our prepaid subscriber base in 2021.

•	Continued focus on mobile phone subscriber growth, as well as the introduction of more 5G, 4G Long-term evolution (LTE) and LTE Advanced devices and new data services

•	Continued deployment of 5G wireless network offering coverage that is competitive with other national operators in centres across Canada

•

In the BCE 2020 Annual MD&A, we disclosed our assumption of improvement in subscriber acquisition and retention spending, enabled by increasing adoption of device financing plans. As a result of store closures and reduced store opening hours in the first half of the year driven by government restrictions attributable to the COVID-19 pandemic, and the resulting increased competitive intensity driven by aggressive discount offers in the market, we are now assuming increased subscriber acquisition and retention spending in 2021.

•

Unfavourable impact on mobile phone blended ABPU, driven by reduced outbound roaming revenue due to travel restrictions as a result of the COVID-19 pandemic and reduced data overage revenue due to continued adoption of unlimited plans

•	Increased adoption of unlimited data plans and device financing plans

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

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3 MD&A Business segment analysis - Bell Wireline

3.2  Bell Wireline

This section contains forward-looking statements, including relating to our network deployment and capital investment plans. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

KEY BUSINESS DEVELOPMENTS

WIRELESS HOME INTERNET SERVICE LAUNCHED IN MANITOBA

Bell launched WHI service in Manitoba, bringing enhanced broadband access to eligible locations in 12 communities, with approximately 40,000 rural and remote locations planned by the end of 2021. WHI is 5G-capable technology delivered over Bell’s wireless network using 3500 MHz spectrum, enabling access speeds of up to 50/10 (50 Megabits (Mbps) per second download/10 Mbps upload) with no overage fees. Fully funded by Bell and designed to connect more rural and remote locations with next-generation broadband Internet connectivity, the Wireless Home Internet program is part of Bell’s accelerated network investment plan to support Canada’s recovery from the COVID-19 crisis and ongoing leadership in broadband communications. Bell plans to eventually offer WHI service to 1 million rural locations across Manitoba, Ontario, Québec, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island.

LAUNCH OF THE BELL SECURITY UNIFIED RESPONSE ENVIRONMENT (BSURE)

Bell launched the Bell Security Unified Response Environment (BSURE), a new service that combines Bell’s national security operations with industry-leading security technologies from Fortinet, Inc. (Fortinet), a U.S. based network security company, to provide Bell Business Markets customers with a robust 24/7 managed cyber security solution. BSURE integrates the resources of Bell’s national Security Operations Centre with Fortinet’s renowned security information and event management (SIEM) and security orchestration, automation and response (SOAR) software technologies. This combination both simplifies and enhances threat detection and management as businesses increasingly adopt new cloud technologies, embrace digitization with 5G and IoT, and extend their reach to meet the needs of their customers and remote workers.

FINANCIAL PERFORMANCE ANALYSIS

Q2 2021 PERFORMANCE HIGHLIGHTS

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

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3 MD&A Business segment analysis - Bell Wireline

Retail high-speed Internet (1)	Retail high-speed Internet	Retail TV (2)
+4.2%	17,680	(0.7%)
Subscriber growth	Total net subscriber activations	Subscriber decline
Q2 2021 vs. Q2 2020	in Q2 2021	Q2 2021 vs. Q2 2020

Retail IPTV	Retail residential NAS lines
4,540	(8.0%)
Total net subscriber activations in Q2 2021	Subscriber decline Q2 2021 vs. Q2 2020

(1)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(2)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

BELL WIRELINE RESULTS

REVENUES

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Data	1,944	1,916	28	1.5%	3,909	3,807	102	2.7%

Voice	794	863	(69)	(8.0%)	1,597	1,735	(138)	(8.0%)

Other services	67	58	9	15.5%	141	120	21	17.5%

Total external service revenues	2,805	2,837	(32)	(1.1%)	5,647	5,662	(15)	(0.3%)

Inter-segment service revenues	86	80	6	7.5%	171	156	15	9.6%

Total operating service revenues	2,891	2,917	(26)	(0.9%)	5,818	5,818	–	–

Data	101	113	(12)	(10.6%)	245	236	9	3.8%

Equipment and other	11	13	(2)	(15.4%)	21	25	(4)	(16.0%)

Total external product revenues	112	126	(14)	(11.1%)	266	261	5	1.9%

Total operating product revenues	112	126	(14)	(11.1%)	266	261	5	1.9%

Total Bell Wireline revenues	3,003	3,043	(40)	(1.3%)	6,084	6,079	5	0.1%

Bell Wireline operating revenues decreased by 1.3% in Q2 2021, but remained relatively stable in the first half of the year, increasing by 0.1%, compared to the same periods last year. Excluding the unfavourable retroactive impact of the recent CRTC decision on wholesale high-speed Internet access services of $44 million in Q2 2021, operating revenues, increased by 0.1% in Q2 2021 and 0.8% year to date, compared to the same periods last year. The year-over-year decline in Q2 2021 was driven by ongoing erosion in voice revenues and lower product sales, moderated by higher data and other services revenue. In the first six months of the year, the growth in data, other services and product revenues, was offset in part by voice revenue declines.

Bell Wireline operating service revenues decreased by 0.9% in Q2 2021 but remained stable in the first six months of the year, compared to the same periods last year. Excluding the unfavourable retroactive impact of the recent CRTC decision on wholesale high-speed Internet access services of $44 million in Q2 2021, operating service revenues, increased by 0.6% in Q2 2021 and 0.8% in the first half of the year, compared to the same periods last year.

•	Data revenues increased by 1.5% in Q2 2021 and by 2.7% in the first six months of the year, compared to the same periods last year, driven by:

•	Higher retail Internet and IPTV subscribers coupled with the flow-through of rate increases

•	Increased sales of maintenance contracts on data equipment sold to business customers

These factors were partly offset by:

•	The unfavourable impact of the recent CRTC decision on wholesale high-speed Internet access services

•	Ongoing declines in our satellite TV subscriber base

•	Continued legacy data erosion

•	Voice revenues declined by 8.0% in both the second quarter and first six months of 2021, compared to the same periods in 2020, driven by lower local and access and long distance revenues due to:

•	NAS line erosion from technological substitution to wireless and Internet based services

•	Decreased usage of conferencing services as business customers have adopted cheaper solutions since the onset of the COVID-19 pandemic

•	Large business customer conversions to Internet-based and Internet protocol (IP) data services

•

Other services revenue increased by 15.5% in Q2 2021 and by 17.5% in the first half of the year, compared to the same periods last year, attributable to the acquisition in December 2020 of Environics Analytics Group Ltd., a Canadian data and analytics company, as well as increased subscriber growth in our Smart Home business.

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3 MD&A Business segment analysis - Bell Wireline

Bell Wireline operating product revenues decreased by 11.1% in Q2 2021, compared to the same period last year, driven by greater sales to the government sector in Q2 2020, offset in part by higher year-over-year sales due to difficulties experienced in 2020 in accessing customer premises and vendor delays relating to equipment purchases as a result of the COVID-19 pandemic. Year-to-date product revenues increased by 1.9%, compared to the same period last year, due to higher product sales resulting from the favourable year-over-year impact of the COVID-19 pandemic, as described above.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Operating costs	(1,710)	(1,764)	54	3.1%	(3,428)	(3,465)	37	1.1%

Adjusted EBITDA	1,293	1,279	14	1.1%	2,656	2,614	42	1.6%

Adjusted EBITDA margin	43.1%	42.0%		1.1 pts	43.7%	43.0%		0.7 pts

Bell Wireline operating costs decreased by 3.1% in Q2 2021 and by 1.1% in the first six months of the year, compared to the same periods last year, due to:

•  Greater COVID-19 related costs in Q2 2020, including employee redeployment, donations and personal protective equipment (PPE) costs

•  Higher bad debt expense in Q2 2020 related to the financial difficulty experienced by customers at the peak of the COVID-19 pandemic

•  Lower payments to other carriers and product cost of goods sold driven by lower revenues

These factors were partly offset by:

•  Higher advertising costs in part due to lower spending in Q2 2020 as a result of the COVID-19 pandemic

•  Increased labour costs from greater project requirements and higher call volumes to our customer service centres, moderated by vendor contract savings

•  Greater expenses related to the acquisition of Environics Analytics Group Ltd.

Bell Wireline adjusted EBITDA increased by 1.1% in Q2 2021 and by 1.6% in the first six months of the year, compared to the same periods last year. Excluding the unfavourable retroactive impact of the recent CRTC decision on wholesale high-speed Internet access services of $44 million in Q2 2021, adjusted EBITDA increased by 4.5% in Q2 2021 and by 3.3% year to date, compared to the same periods last year. The year-over-year increases were primarily driven by operating expense savings, offset in part by lower year-over-year revenues in Q2 2021. Adjusted EBITDA margin of 43.1% in Q2 2021 and 43.7% in the first half of the year, increased by 1.1 pts and 0.7 points, respectively, over the same periods in 2020, attributable to lower operating expenses, offset in part by the impact of the CRTC decision, as described above.

BELL WIRELINE OPERATING METRICS

DATA

Retail high-speed Internet

	Q2 2021	Q2 2020	CHANGE	% CHANGE	YTD 2021	YTD 2020	CHANGE	% CHANGE

Retail net activations	17,680	19,023	(1,343)	(7.1%)	38,888	41,618	(2,730)	(6.6%)

Retail subscribers (1)	3,748,256	3,597,219	151,037	4.2%	3,748,256	3,597,219	151,037	4.2%

(1)  At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

Retail high-speed Internet subscriber net activations decreased by 7.1% in Q2 2021 and by 6.6% in the first six months of the year, compared to the same periods last year, driven by low Q2 2020 deactivations in our retail residential market due to the COVID-19 pandemic, coupled with greater competitive intensity. This was offset in part by higher activations in our fibre-to-the-premise (FTTP) and wireless-to-the-premise (WTTP) footprints, along with greater market activity as Q2 2020 was more significantly impacted by the temporary closures of retail distribution channels and small businesses, due to the COVID-19 pandemic.

Retail high-speed Internet subscribers totaled 3,748,256 at June 30, 2021, up 4.2% from the same period last year.

Retail TV

	Q2 2021	Q2 2020	CHANGE	% CHANGE	YTD 2021	YTD 2020	CHANGE	% CHANGE

Retail net subscriber (losses) activations	(4,928)	(15,544)	10,616	68.3%	(14,040)	(34,099)	20,059	58.8%

IPTV	4,540	(3,604)	8,144	n.m.	15,236	(752)	15,988	n.m.

Satellite	(9,468)	(11,940)	2,472	20.7%	(29,276)	(33,347)	4,071	12.2%

Total retail subscribers (1)	2,718,440	2,738,365	(19,925)	(0.7%)	2,718,440	2,738,365	(19,925)	(0.7%)

IPTV	1,821,609	1,766,430	55,179	3.1%	1,821,609	1,766,430	55,179	3.1%

Satellite (1)	896,831	971,935	(75,104)	(7.7%)	896,831	971,935	(75,104)	(7.7%)

n.m.: not meaningful

(1)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

Retail IPTV net subscriber activations increased by 8,144 in Q2 2021 and by 15,988 in the first six months of the year, compared to the same periods in 2020, from higher activations due to increased market activity, as Q2 2020 was more significantly impacted by the COVID-19 pandemic, and greater sales through our direct and digital channels. This was offset in part by higher year-over-year deactivations due to low Q2 2020 deactivations as a result of the COVID-19 pandemic, as well as increased competitive intensity, moderated by fewer customers coming off of promotional offers.

Retail satellite TV net customer losses improved by 20.7% in Q2 2021 and by 12.2% in the first six months of the year, compared to the same periods in 2020. The Q2 2021 year-over-year improvement was driven by higher activations due to increased market activity, as Q2 2020 was more significantly impacted by the COVID-19 pandemic, along with greater retail residential promotional offers. The improvement in the first six months of the year was mainly driven by fewer year-over-year deactivations in Q1 2021, as a result of the COVID-19 pandemic.

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3 MD&A Business segment analysis - Bell Wireline

Total retail TV net customer losses (IPTV and satellite TV combined) improved by 68.3% in Q2 2021 and by 58.8% during the first half of the year, compared to the same periods last year, driven by higher IPTV net activations, combined with fewer satellite TV net customer losses.

Retail IPTV subscribers at June 30, 2021 totaled 1,821,609, up 3.1% from 1,766,430 subscribers reported at the end of Q2 2020.

Retail satellite TV subscribers at June 30, 2021 totaled 896,831, down 7.7% from 971,935 subscribers reported at the end of Q2 2020.

Total retail TV subscribers (IPTV and satellite TV combined) at June 30, 2021 were 2,718,440, representing a 0.7% decline from 2,738,365 subscribers at the end of Q2 2020.

VOICE

	Q2 2021	Q2 2020	CHANGE	% CHANGE	YTD 2021	YTD 2020	CHANGE	% CHANGE

Retail residential NAS lines net losses	(51,292)	(48,405)	(2,887)	(6.0%)	(102,361)	(110,000)	7,639	6.9%

Retail residential NAS lines	2,381,571	2,587,483	(205,912)	(8.0%)	2,381,571	2,587,483	(205,912)	(8.0%)

Retail residential NAS net losses increased by 6.0% in Q2 2021, compared to Q2 2020, attributable to low Q2 2020 deactivations as a result of the COVID-19 pandemic, offset in part by greater activations from increased market activity as Q2 2020 was more significantly impacted by the COVID-19 pandemic. Conversely, net losses improved by 6.9% during the first six months of the year, compared to the same period last year, due to fewer year-over-year deactivations in Q1 2021, driven by the COVID-19 pandemic.

Retail residential NAS subscribers at June 30, 2021 of 2,381,571 declined by 8.0%, compared to the end of Q2 2020. This represented an improvement over the 8.3% rate of erosion experienced in Q2 2020.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in the BCE 2021 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Continued growth in retail Internet and IPTV subscribers

•	Increasing wireless and Internet-based technological substitution

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed WTTP technology in rural communities

•

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

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3 MD&A Business segment analysis - Bell Media

3.3  Bell Media

KEY BUSINESS DEVELOPMENTS

STRATEGIC ALLIANCE WITH XANDR

On April 28, 2021, Bell announced a strategic alliance with advanced advertising technology company Xandr, a business unit within AT&T, to leverage its world-leading platform to deliver a proprietary omni-channel demand-side platform (DSP) for advertisers. The new Bell Media product, which will be branded Bell DSP, is powered by Xandr’s buying platform, Xandr Invest, and will enable Canadian advertisers to easily plan, run and measure scaled, targeted campaigns using premium inventory over multiple platforms and channels. Bell DSP is the latest product offered under the Bell Marketing Platform’s suite of data enabled tools, alongside Strategic Audience Management (SAM) TV which allows marketers and advertisers the ability to identify, understand and connect with the right audiences, enabling new capabilities to target audiences on the right platforms. The alliance will deliver increased automation functionalities and leverage data to facilitate new and easier media buying capabilities. The platform, available to all advertisers and agency partners in Canada, will also be leveraged by Bell Canada for its own programmatic advertising needs.

ACQUISITION OF OCTANE RACING GROUP

On April 30, 2021, Bell announced it has agreed to acquire the operations of Montréal’s Octane Racing Group Inc., promoter of the Formula 1 Canadian Grand Prix, the largest annual sports and tourism event in the country. After the cancellation of the 2020 and 2021 Grand Prix events in Montréal due to the COVID-19 pandemic, Bell’s investment brings the financial stability and enhanced investment needed for the long-term growth of the Formula 1 Canadian Grand Prix. With the event now secured in Montréal through 2031, Bell’s investment unlocks a wide range of enhanced commercial opportunities for both Bell and Formula 1.

BELL MEDIA RECOGNIZED FOR EXCELLENCE IN PROGRAMMING AND JOURNALISM

Bell Media and its production partners were honoured with a total of 50 awards by the Academy of Canadian Cinema and Television at the 2021 Canadian Screen Awards, which recognizes excellence in Canadian TV, film and digital media productions. Overall, Bell Media was recognized with 31 awards in the TV categories, more than any other private broadcaster, with wins in major categories including Best Drama Series, Best Reality/Competition Program or Series, Best National Newscast, and Best Live Sports Event. Bell Media supported films won 19 awards, including Best Motion Picture. Bell Media was also recognized by the Radio Television Digital News Association (RTDNA) with 37 national and local news awards for outstanding achievements in electronic and digital journalism including a Lifetime Achievement Award for Wendy Freeman, Bell Media’s VP, News.

FINANCIAL PERFORMANCE ANALYSIS

Q2 2021 PERFORMANCE HIGHLIGHTS

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

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3 MD&A Business segment analysis - Bell Media

BELL MEDIA RESULTS

REVENUES

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Total external revenues	666	482	184	38.2%	1,289	1,140	149	13.1%

Inter-segment revenues	89	97	(8)	(8.2%)	179	191	(12)	(6.3%)

Total Bell Media revenues	755	579	176	30.4%	1,468	1,331	137	10.3%

Bell Media operating revenues increased by 30.4% in Q2 2021 and by 10.3% year to date, compared to the same periods last year, reflecting the ongoing recovery from the impacts of the COVID-19 pandemic, the most significant of which were experienced in Q2 2020. The year-over-year growth in revenues was driven by both higher advertising and subscriber revenues.

•

Advertising revenues increased by 65.0% in Q2 2021 and 18.3% in the first six months of the year, compared to the same periods in 2020, due to the moderating year-over-year impacts of the COVID-19 pandemic. Q2 2021 advertising revenues were up year over year across all advertising platforms (TV, Radio and out-of-home (OOH)) due to cancellations by advertisers in Q2 2020 as a result of the economic uncertainty driven by the COVID-19 pandemic. Additionally, specialty TV revenues benefited from the return of live sporting events in 2021 and conventional TV revenues reflected the favourability from greater original programming in 2021 and the acquisition of V and Noovo.ca in May of 2020. OOH and Radio revenues were down in the first half of the year, compared to last year, due to the unfavourable impacts of the COVID-19 pandemic in Q1 2021.

•

Subscriber revenues increased by 6.2% in Q2 2021 and 2.7% in the first six months of the year, compared to the same periods last year, primarily due to continued growth in direct-to-consumer subscribers from Crave, STARZ, and sports streaming services, the latter of which benefited from the broadcast of the Union of European Football Associations (UEFA) Euro Cup 2020

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Operating costs	(541)	(406)	(135)	(33.3%)	(1,111)	(1,003)	(108)	(10.8%)

Adjusted EBITDA	214	173	41	23.7%	357	328	29	8.8%

Adjusted EBITDA margin	28.3%	29.9%		(1.6) pts	24.3%	24.6%		(0.3) pts

Bell Media operating costs increased by 33.3% in Q2 2021 and by 10.8% year to date, compared to the same periods in 2020, driven by:

•	Greater sports rights and production costs due to cancellations and/or suspension of sporting events in Q2 2020 as a result of the COVID-19 pandemic

•	Higher TV programming costs from greater programming and TV productions as a result of COVID-19 related delays and/or cancellations in Q2 2020

•	The benefit in Q2 2020 from the CEWS

•	Higher costs from the V and Noovo.ca acquisitions

Bell Media adjusted EBITDA increased by 23.7% in Q2 2021 and by 8.8% year to date, compared to the same periods last year, driven by higher revenues, partially offset by increased operating costs.

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3 MD&A Business segment analysis - Bell Media

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in the BCE 2021 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•

Overall revenue is expected to reflect a gradual economic recovery in 2021 combined with subscriber revenue growth and strategic pricing on advertising sales. However, revenue performance is expected to continue to be negatively impacted by the effects of the COVID-19 pandemic on many sectors of the economy.

•

Continued escalation of media content costs to secure quality programming, as well as the return of sports and entertainment programming; however, in the short term, savings can still be expected due to production delays, shortened sports seasons, and possible cancellations from the ongoing COVID-19 pandemic

•	Continued scaling of Crave through broader content offering and user experience improvements

•

Investment in Noovo News and more French-language original content to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms

•	Enhanced market-leading attribution through our SAM tool

•	Ability to successfully acquire and produce highly rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	Continued monetization of content rights and Bell Media properties across all platforms

•	No material financial, operational or competitive consequences of changes in regulations affecting our media business

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4 MD&A Financial and capital management

4   Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1  Net debt (1)

	JUNE 30, 2021	DECEMBER 31, 2020	$ CHANGE	% CHANGE

Debt due within one year	2,304	2,417	(113)	(4.7%)

Long-term debt	25,422	23,906	1,516	6.3%

Preferred shares (2)	2,002	2,002	–	–

Cash and cash equivalents	(1,752)	(224)	(1,528)	n.m.

Net debt	27,976	28,101	(125)	(0.4%	)

n.m.: not meaningful

(1)

Net debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt, in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

(2)	50% of outstanding preferred shares of $4,003 million in 2021 and 2020 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $1,403 million in total debt, comprised of debt due within one year and long-term debt, was due to:

•

the issuance by Bell Canada of Series M-54, Series M-55 and Series M-56 MTN debentures, with total principal amounts of $1 billion, $550 million and $500 million in Canadian dollars, respectively. The MTN debentures are fully and unconditionally guaranteed by BCE.

•

the issuance by Bell Canada of Series US-3 and Series US-4 Notes, with total principal amounts of $600 million and $500 million in U.S. dollars, respectively ($747 million and $623 million in Canadian dollars, respectively). The Notes are fully and unconditionally guaranteed by BCE.

Partly offset by:

•	the early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars

•	a net decrease of $258 million due to lower lease liabilities and other debt

•	a decrease in our notes payable (net of issuances) of $46 million

•	a decrease in our securitized trade receivables of $13 million

The increase in cash and cash equivalents of $1,528 million was mainly due to:

•	$4,491 million of cash flows from operating activities

•	$1,089 million of debt issuances (net of repayments)

Partly offset by:

•	$1,606 million of dividends paid on BCE common and preferred shares

•	$2,219 million of capital expenditures

•	$162 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

4.2    Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2021	904,415,010

Shares issued under employee stock option plan	1,327,539

Outstanding, June 30, 2021	905,742,549

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2021	15,650,234	59

Exercised (1)	(1,327,539)	55

Forfeited or expired	(245,288)	60

Outstanding, June 30, 2021	14,077,407	59

Exercisable, June 30, 2021	7,592,746	58

(1)	The weighted average market share price for options exercised during the six months ended June 30, 2021 was $60.

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4 MD&A Financial and capital management

4.3  Cash flows

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Cash flows from operating activities	2,499	2,562	(63)	(2.5%)	4,491	4,013	478	11.9%

Capital expenditures	(1,207)	(900)	(307)	(34.1%)	(2,219)	(1,677)	(542)	(32.3%)

Cash dividends paid on preferred shares	(31)	(33)	2	6.1%	(62)	(69)	7	10.1%

Cash dividends paid by subsidiaries to non-controlling interest	(15)	(12)	(3)	(25.0%)	(28)	(26)	(2)	(7.7%)

Acquisition and other costs paid	2	11	(9)	(81.8%)	6	20	(14)	(70.0%)

Cash from discontinued operations (included in cash flows from operating activities)	–	(17)	17	100.0%	–	(39)	39	100.0%

Free cash flow	1,248	1,611	(363)	(22.5%)	2,188	2,222	(34)	(1.5%)

Cash from discontinued operations (included in cash flows from operating activities)	–	17	(17)	(100.0%)	–	39	(39)	(100.0%)

Business acquisitions	(11)	(23)	12	52.2%	(11)	(23)	12	52.2%

Acquisition and other costs paid	(2)	(11)	9	81.8%	(6)	(20)	14	70.0%

Other investing activities	(17)	(13)	(4)	(30.8%)	(38)	(19)	(19)	(100.0%)

Cash used in discontinued operations (included in cash flows from investing activities)	–	(8)	8	100.0%	–	(15)	15	100.0%

Net (repayment) issuance of debt instruments	(1,230)	(1,850)	620	33.5%	1,089	892	197	22.1%

Issue of common shares	63	–	63	n.m.	73	22	51	n.m.

Purchase of shares for settlement of share-based payments	(71)	(75)	4	5.3%	(162)	(169)	7	4.1%

Cash dividends paid on common shares	(791)	(753)	(38)	(5.0%)	(1,544)	(1,469)	(75)	(5.1%)

Other financing activities	(44)	(25)	(19)	(76.0%)	(61)	(55)	(6)	(10.9%)

Cash used in discontinued operations (included in cash flows from financing activities)	–	(2)	2	100.0%	–	(3)	3	100.0%

Net (decrease) increase in cash and cash equivalents	(855)	(1,132)	277	24.5%	1,528	1,402	126	9.0%

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the second quarter of 2021 decreased by $63 million, compared to the same period last year, mainly due to higher income taxes paid due to delayed tax payments in 2020 resulting from government relief measures related to the COVID-19 pandemic and higher severance and other costs paid, partly offset by higher adjusted EBITDA.

Cash flows from operating activities in the first half of 2021 increased by $478 million, compared to the same period last year, mainly due to higher cash from working capital from timing of supplier payments and higher adjusted EBITDA, partly offset by higher severance and other costs paid.

Free cash flow in the second quarter of 2021 decreased by $363 million, compared to the same period last year, mainly due to higher capital expenditures and lower cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid.

Free cash flow in the first half of 2021 decreased by $34 million, compared to the same period last year, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid.

CAPITAL EXPENDITURES

	Q2 2021	Q2 2020	$ CHANGE	% CHANGE	YTD 2021	YTD 2020	$ CHANGE	% CHANGE

Bell Wireless	306	182	(124)	(68.1%)	592	312	(280)	(89.7%)

Capital intensity ratio	14.4%	9.5%		(4.9) pts	14.0%	7.9%		(6.1) pts

Bell Wireline	877	694	(183)	(26.4%)	1,584	1,316	(268)	(20.4%)

Capital intensity ratio	29.2%	22.8%		(6.4) pts	26.0%	21.6%		(4.4) pts

Bell Media	24	24	–	–	43	49	6	12.2%

Capital intensity ratio	3.2%	4.1%		0.9 pts	2.9%	3.7%		0.8 pts

BCE	1,207	900	(307)	(34.1%)	2,219	1,677	(542)	(32.3%)

Capital intensity ratio	21.2%	16.8%		(4.4) pts	19.5%	15.3%		(4.2) pts

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4 MD&A Financial and capital management

BCE capital expenditures increased by 34.1% in Q2 2021 and by 32.3% in the first half of the year, compared to the same periods last year, to $1,207 million and $2,219 million, respectively. This represented a capital intensity ratio of 21.2% in Q2 2021 and of 19.5% year to date, up 4.4 pts and 4.2 pts, respectively, year-over-year. The increase in capital spending compared to last year is consistent with our two-year accelerated network investment plan. The year-over-year growth was driven by:

•

Higher capital spending in our wireless segment of $124 million in Q2 2021 and $280 million year to date, compared to the same periods last year, primarily due to the ongoing deployment of our mobile 5G network

•

Greater capital spending in our wireline segment of $183 million in Q2 2021 and $268 million year to date, compared to the same periods last year, mainly due to the continued expansion of our FTTP network to more homes and businesses and the rollout of our fixed WTTP network to more rural locations, along with lower spending in Q2 2020 due to fewer new customer service installations and delayed network construction as a result of the COVID-19 pandemic.

DEBT INSTRUMENTS

2021

In the second quarter of 2021, we repaid $1,230 million of debt, net of issuances. This included:

•

$2,041 million of repayment of long-term debt comprised of the early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars and net payments of leases and other debt of $341 million

Partly offset by:

•	$500 million issuance of long-term debt comprised of the issuance of Series M-56 MTN debentures with a total principal amount of $500 million in Canadian dollars

•	$311 million issuance (net of repayments) of notes payable and bank advances

In the first half of 2021, we issued $1,089 million of debt, net of repayments. This included:

•

$3,415 million issuance of long-term debt comprised of the issuance of Series M-54, Series M-55 and Series M-56 MTN debentures, with total principal amounts of $1 billion, $550 million and $500 million in Canadian dollars, respectively, and the issuance of Series US-3 and Series US-4 Notes, with total principal amounts of $600 million and $500 million in U.S. dollars, respectively ($747 million and $623 million in Canadian dollars, respectively), partly offset by $5 million of discounts on our debt issuances

Partly offset by:

•

$2,267 million of repayment of long-term debt comprised of the early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars and net payments of leases and other debt of $567 million

•	$46 million repayment (net of issuances) of notes payable and bank advances

•	$13 million decrease in securitized trade receivables

2020

In the second quarter of 2020, we repaid $1,850 million of debt, net of issuances. This included:

•

$2,221 million of repayment of long-term debt comprised of the repayment by Bell Canada of $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under its committed credit facilities and net payments of leases and other debt of $186 million

•	$1,204 million repayment (net of issuances) of notes payable and bank advances

•	$400 million decrease in securitized trade receivables

Partly offset by:

•

$1,975 million issuance of long-term debt comprised of the issuance of Series M-52 and Series M-51 MTN debentures, with total principal amounts of $1 billion and $500 million in Canadian dollars, respectively, and the drawdown of $350 million in U.S. dollars ($491 million in Canadian dollars) under Bell Canada’s committed credit facilities, partly offset by $16 million of net discounts on our debt issuances

In the first half of 2020, we issued $892 million of debt, net of repayments. This included:

•

$5,256 million issuance of long-term debt comprised of the drawdown of $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under Bell Canada’s committed credit facilities and the issuance of Series M-51, Series M-47 and Series M-52 MTN debentures, with total principal amounts of $1,250 million, $1 billion and $1 billion in Canadian dollars, respectively, partly offset by $29 million of net discounts on our debt issuances

Partly offset by:

•

$2,930 million of repayment of long-term debt comprised of the repayment by Bell Canada of $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under its committed credit facilities, the early redemption of Series M-24 MTN debentures with a total principal amount of $500 million and net payments of leases and other debt of $395 million

•	$1,434 million repayment (net of issuances) of notes payable and bank advances

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4 MD&A Financial and capital management

ISSUANCE OF COMMON SHARES

The issuance of common shares in the second quarter and on a year-to-date basis in 2021 increased by $63 million and $51 million, respectively, compared to the same periods in 2020, mainly due to a higher number of exercised stock options.

CASH DIVIDENDS PAID ON COMMON SHARES

In the second quarter of 2021, cash dividends paid on common shares increased by $38 million compared to Q2 2020, due to a higher dividend paid in Q2 2021 of $0.8750 per common share compared to $0.8325 per common share in Q2 2020.

In the first half of 2021, cash dividends paid on common shares increased by $75 million compared to 2020, due to a higher dividend paid in the first half of 2021 of $1.7075 per common share compared to $1.6250 per common share for the same period last year.

4.4   Post-employment benefit plans

For the three months ended June 30, 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $574 million, due to a higher-than-expected return on plan assets in 2021, partly offset by a lower actual discount rate of 3.3% at June 30, 2021, as compared to 3.4% at March 31, 2021.

For the six months ended June 30, 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $2,139 million, due to a higher actual discount rate of 3.3% at June 30, 2021, as compared to 2.6% at December 31, 2020, partly offset by a lower-than-expected return on plan assets in 2021.

For the three months ended June 30, 2020, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in OCI of $2,215 million due to a lower actual discount rate of 2.8% at June 30, 2020, as compared to 4.2% at March 31, 2020, partly offset by a higher-than-expected return on plan assets in 2020.

For the six months ended June 30, 2020, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $150 million due to higher-than-expected return on plan assets in 2020, partly offset by a lower actual discount rate of 2.8% at June 30, 2020, as compared to 3.1% at December 31, 2019.

4.5   Financial risk management

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			JUNE 30, 2021		DECEMBER 31, 2020

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	79	81	82	86

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	22,037	24,714	20,525	24,366

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4 MD&A Financial and capital management

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)	(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

June 30, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	141	19	–		122

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	150	–	150		–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	120	–	178		(58)

December 31, 2020

Publicly-traded and privately-held investments (3)	Other non-current assets	126	3	–		123

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(51)	–	(51)		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	109	–	167		(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in OCI from continuing operations in the consolidated statements of comprehensive income and are reclassified from Accumulated OCI to Deficit in the statements of financial position when realized.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other income (expense) in the consolidated income statements.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

In Q1 2021, we entered into cross currency interest rate swaps with notional amounts of $600 million in U.S. dollars ($749 million in Canadian dollars) and $500 million in U.S. dollars ($637 million in Canadian dollars) to hedge the U.S. currency exposure of our US-3 Notes maturing in 2024 and our US-4 Notes maturing in 2051, respectively. See section 4.1, Net debt, in this MD&A, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of 5 million ($28 million) recognized in net earnings from continuing operations at June 30, 2021 and a gain (loss) of $244 million ($232 million) recognized in Other comprehensive income (loss) from continuing operations at June 30, 2021, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $6 million recognized in Other comprehensive income (loss) from continuing operations at June 30, 2021, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2021.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	250	CAD	311	2021	Commercial paper

Cash flow	USD	366	CAD	482	2021	Anticipated transactions

Cash flow	PHP	1,125	CAD	30	2021	Anticipated transactions

Cash flow	USD	509	CAD	651	2022	Anticipated transactions

Cash flow	PHP	2,270	CAD	58	2022	Anticipated transactions

Cash flow	USD	520	CAD	641	2023	Anticipated transactions

Cash flow – call options	USD	231	CAD	299	2022	Anticipated transactions

Cash flow – put options	USD	231	CAD	295	2022	Anticipated transactions

Economic	USD	79	CAD	105	2021	Anticipated transactions

Economic – put options	USD	60	CAD	77	2021	Anticipated transactions

Economic – call options	USD	150	CAD	178	2022	Anticipated transactions

Economic – call options	CAD	190	USD	150	2022	Anticipated transactions
Economic – put options	USD	399	CAD	481	2022	Anticipated transactions

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4 MD&A Financial and capital management

INTEREST RATE EXPOSURES

We use leveraged interest rate options to economically hedge the dividend rate resets on $582 million of our preferred shares having varying reset dates in 2021 for the periods ending in 2026. The dividend rates for $275 million of these preferred shares had not yet been reset as at June 30, 2021. The fair value of these interest rate options at June 30, 2021 and December 31, 2020 was a net asset of $3 million and a net liability of $6 million, respectively, recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the consolidated statements of financial position. A (loss) gain of ($3 million) and $13 million for the three and six months ended June 30, 2021, respectively, relating to these interest rate options is recognized in Other income (expense) in the consolidated income statements.

A 1% increase (decrease) in interest rates would result in an increase (decrease) of $4 million and ($7 million) recognized in net earnings from continuing operations at June 30, 2021.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to certain share-based payment plans. The fair value of our equity forward contracts at June 30, 2021 and December 31, 2020 was a net asset of $54 million and a net liability of $82 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. A gain of $100 million and $160 million for the three and six months ended June 30, 2021, respectively, relating to these equity forward contracts is recognized in Other income (expense) in the consolidated income statements.

A 5% increase (decrease) in the market price of BCE’s common shares at June 30, 2021 would result in a gain (loss) of $43 million recognized in net earnings from continuing operations, with all other variables held constant.

COMMODITY PRICE EXPOSURE

We use fuel swaps to economically hedge the purchase cost of fuel in 2021. The fair value of our fuel swaps at June 30, 2021 and December 31, 2020 was an asset of $5 million and $3 million, respectively, recognized in Other current assets in the consolidated statements of financial position. A gain of $2 million and $6 million for the three and six months ended June 30, 2021, respectively, relating to these fuel swaps is recognized in Other income (expense) in the consolidated income statements.

A 25% increase (decrease) in the market price of fuel at June 30, 2021 would result in a gain (loss) of $2 million relating to fuel swaps recognized in net earnings from continuing operations, with all other variables held constant.

4.6  Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2020 Annual MD&A.

4.7  Liquidity

AVAILABLE LIQUIDITY

This section contains forward-looking statements, including relating to the expectation that our available liquidity, which is comprised of cash and cash equivalents and amounts available under our securitized trade receivable programs and our committed bank credit facilities, will be sufficient to meet our cash requirements for the remainder of 2021. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Total available liquidity at June 30, 2021 was $5.3 billion, comprised of $1,752 million in cash and cash equivalents, $400 million available under our securitized trade receivable programs and $3.2 billion available under our committed bank credit facilities, given $310 million of commercial paper outstanding.

In Q2 2021, Bell Canada extended the term of its $2.5 billion committed revolving credit facility from November 2024 to May 2026 and the term of its $1 billion committed expansion credit facility from November 2022 to May 2024.

We expect our available liquidity to be sufficient to meet our cash requirements for the remainder of 2021, including for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, the acquisition of spectrum, and other cash requirements. However, we may choose to fund some of our cash requirements with other sources of financing.

We continuously monitor the rapidly changing COVID-19 pandemic for impacts on operations, capital markets and the Canadian economy with the objective of maintaining adequate available liquidity.

32  |  BCE INC. 2021 SECOND QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

LITIGATION

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following is an update to the legal proceedings described in the BCE 2020 AIF under section 8, Legal proceedings. While no one can predict the outcome of legal proceedings, based on information currently available, we believe that we have strong defences and intend to vigorously defend our positions.

CLAIM UNDER THE COPYRIGHT ACT

On July 5, 2021, a statement of claim was filed in Federal Court against Bell Canada (and the former Bell Aliant) by certain copyright owners including Millennium Funding Inc. The claim alleges breach of the Copyright Act for failing to forward certain copyright infringement notices to Bell customers. The claim seeks $10,000 for each alleged failure, for a total of $397,910,000.

CLASS ACTION CONCERNING INDEXATION RATE OF PENSION PAYMENTS

On July 20, 2021, the Ontario Superior Court resolved ancillary issues, and approved the amounts payable to the class for damages and by the class for legal fees. Once distribution to the class takes place, this legal proceeding will be concluded.

IP INFRINGEMENT LAWSUIT CONCERNING IPTV, SATELLITE TV AND OTT CRAVE SYSTEMS

On July 27, 2021, a claim was filed in the Federal Court by Rovi Guides, Inc. against BCE Inc., Bell Canada, Bell Media Inc., Bell ExpressVu Limited Partnership, Northerntel Limited Partnership and certain third party suppliers. The claim alleges that the defendants, through their manufacture, distribution, sale and use of certain features of their IPTV, satellite TV and OTT Crave systems, have infringed four patents owned by the plaintiff. The claim also alleges that the defendants have, through their marketing and customer support activities, induced users to infringe the patents. In addition to declaratory and injunctive relief, the plaintiff seeks damages in the form of unpaid royalties in relation to the defendants’ revenues from their TV services or an accounting of the defendants’ profits.

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5 MD&A Quarterly financial information

5   Quarterly financial information

BCE’s Q2 2021 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on August 4, 2021.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2021		2020				2019

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues

Service	5,040	4,968	5,090	4,924	4,800	5,018	5,235	5,141

Product	658	738	1,012	863	554	622	1,040	799

Total operating revenues	5,698	5,706	6,102	5,787	5,354	5,640	6,275	5,940

Adjusted EBITDA	2,476	2,429	2,404	2,454	2,331	2,418	2,484	2,568

Severance, acquisition and other costs	(7)	(89)	(52)	(26)	(22)	(16)	(28)	(23)

Depreciation	(905)	(895)	(872)	(876)	(869)	(858)	(854)	(852)

Amortization	(248)	(238)	(233)	(232)	(234)	(230)	(224)	(225)

Net earnings from continuing operations	734	687	721	734	290	728	718	914

Net earnings from discontinued operations	–	–	211	6	4	5	5	8

Net earnings	734	687	932	740	294	733	723	922

Net earnings from continuing operations attributable to common shareholders	685	642	678	686	233	675	667	859

Net earnings attributable to common shareholders	685	642	889	692	237	680	672	867

EPS – basic and diluted

Continuing operations	0.76	0.71	0.75	0.76	0.26	0.74	0.73	0.96

Discontinued operations	–	–	0.23	0.01	–	0.01	0.01	–

EPS – basic and diluted	0.76	0.71	0.98	0.77	0.26	0.75	0.74	0.96

Weighted average number of common shares outstanding – basic (millions)	905.0	904.5	904.4	904.3	904.3	904.1	903.8	901.4

34  |  BCE INC. 2021 SECOND QUARTER SHAREHOLDER REPORT

6 MD&A Regulatory environment

6   Regulatory environment

REVIEW OF KEY LEGISLATION

On June 5, 2018, the Minister of Innovation, Science and Industry and the Minister of Canadian Heritage announced the launch of a review of the Broadcasting Act, the Radiocommunication Act and the Telecommunications Act (the Acts). The legislative review was intended to modernize the Acts to better address new realities impacting the broadcasting and telecommunications industries. The review was led by a panel of external experts tasked with consulting industry members and Canadian consumers. On January 29, 2020, the review panel issued a report that included 97 recommendations. Reforms of these key pieces of legislation could have material impacts for our broadcasting, telecommunications and wireless businesses.

On November 3, 2020, the Government of Canada tabled Bill C-10, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts. Key among the proposed amendments is that both foreign and domestic online broadcasting undertakings doing business in Canada could be required to contribute to the Canadian broadcasting system in a manner that the CRTC deems appropriate. The specifics of such contribution will be determined through the CRTC’s public consultation processes and enforced by way of conditions imposed by the CRTC. It is anticipated that additional reform to fully modernize the Broadcasting Act will be forthcoming at a later date.

Bill C-10 passed third reading in the House of Commons on June 21, 2021 and is now under consideration by the Senate. It is unclear which of the panel’s remaining recommendations, if any, may be adopted by the government, whether Bill C-10 will receive royal assent and when any adopted reforms would come into force. Therefore, the impact, if any, of these recommendations and the draft amendments to the Broadcasting Act on our business and financial results is unclear at this time.

TELECOMMUNICATIONS ACT

REVIEW OF WHOLESALE FTTN HIGH-SPEED ACCESS SERVICE RATES

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.

The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers Communications Inc., Shaw Communications Inc. and Vidéotron Ltée) and Telus Communications Inc., the CRTC issued Decision 2021-182 on May 27 2021, which mostly re-instated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in Q2 2021, we recorded a reduction in revenue of $44 million in our consolidated income statements.

While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates and ensures a better climate for much-needed investment in advanced networks. The decision is being challenged by at least one reseller, TekSavvy Solutions Inc. (TekSavvy), before the Federal Court of Appeal, where TekSavvy seeks leave to appeal the decision, and in at least two petitions brought by TekSavvy and the Canadian Network Operators Consortium Inc. before Cabinet to overturn the decision.

REVIEW OF MOBILE WIRELESS SERVICES

Further to the release on April 15, 2021 of the CRTC’s decision in respect of the regulatory framework for mobile wireless services, a petition was brought by DOT Mobile before Cabinet to overturn the decision.

RADIOCOMMUNICATION ACT

3500 MHZ SPECTRUM AUCTION

The 3500 MHz spectrum auction was held between June 15, 2021 and July 23, 2021. Bell Mobility Inc. (Bell Mobility) is acquiring 271 licences for 678 million MHz-Pop of 3500 MHz spectrum for $2.07 billion. This increases Bell Mobility’s 3500 MHz spectrum holdings in a number of urban and rural markets. This acquisition increases Bell Mobility’s total 3500 MHz spectrum holdings to 1,690 million MHz-Pop acquired at an average cost of $1.25 per MHz-Pop.

ISED CONSULTATION AND DECISION ON 3800 MHZ SPECTRUM

On May 21, 2021, ISED released the “Decision on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band.” The 3800 MHz spectrum band will consist of flexible-use licences of 10 MHz blocks in the 3650-3980 MHz spectrum range. ISED will auction spectrum in the 3650-3900 MHz spectrum range in the first quarter of 2023 and mmWave spectrum (i.e., 26, 28 and 38 gigahertz) in the first quarter of 2024. Wireless Broadband Service (WBS) licences will be displaced from the 3650-3700 MHz range. Spectrum in the 3900-3980 MHz range is designated for shared use and will be licensed through a non-competitive process to be determined in a future consultation. Fixed satellite service (FSS) operations in the 3700-4200 MHz range will be maintained in satellite-dependent areas and will be cleared (with some exceptions) from the 3700-4000 MHz range in non-satellite-dependent areas by March 31, 2025. It is unclear what impact the results of this decision and future related processes could have on our business and financial results.

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7 MD&A Accounting policies, financial measures and controls

7   Accounting policies, financial measures and controls

7.1  Our accounting policies

BCE’s Q2 2021 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 4, 2021. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2020. BCE’s Q2 2021 Financial Statements do not include all of the notes required in the annual financial statements.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	We are currently assessing the impact of these amendments.	Effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

7.2  Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3, Segmented information, in BCE’s Q2 2021 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q2 2021	Q2 2020	YTD 2021	YTD 2020

Net earnings	734	294	1,421	1,027

Severance, acquisition and other costs	7	22	96	38

Depreciation	905	869	1,800	1,727

Amortization	248	234	486	464

Finance costs

Interest expense	268	280	535	557

Interest on post-employment benefit obligations	5	11	10	23

Impairment of assets	164	449	167	456

Other (income) expense	(91)	80	(99)	127

Income taxes	236	96	489	339

Net earnings from discontinued operations	–	(4)	–	(9)

Adjusted EBITDA	2,476	2,331	4,905	4,749

BCE operating revenues	5,698	5,354	11,404	10,994

Adjusted EBITDA margin	43.5%	43.5%	43.0%	43.2%

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7 MD&A Accounting policies, financial measures and controls

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q2 2021		Q2 2020		YTD 2021		YTD 2020

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings attributable to common shareholders	685	0.76	237	0.26	1,327	1.47	917	1.01

Severance, acquisition and other costs	5	0.01	16	0.02	70	0.08	28	0.03

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(73)	(0.09)	7	–	(117)	(0.13)	27	0.03

Net losses (gains) on investments	14	0.02	(11)	(0.01)	14	0.02	(21)	(0.02)

Early debt redemption costs	–	–	–	–	39	0.04	12	0.01

Impairment of assets	120	0.13	328	0.36	122	0.13	333	0.37

Net earnings from discontinued operations	–	–	(4)	–	–	–	(9)	(0.01)

Adjusted net earnings	751	0.83	573	0.63	1,455	1.61	1,287	1.42

FREE CASH FLOW AND DIVIDEND PAYOUT RATIO

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q2 2021	Q2 2020	YTD 2021	YTD 2020

Cash flows from operating activities	2,499	2,562	4,491	4,013

Capital expenditures	(1,207)	(900)	(2,219)	(1,677)

Cash dividends paid on preferred shares	(31)	(33)	(62)	(69)

Cash dividends paid by subsidiaries to NCI	(15)	(12)	(28)	(26)

Acquisition and other costs paid	2	11	6	20

Cash from discontinued operations (included in cash flows from operating activities)	–	(17)	–	(39)

Free cash flow	1,248	1,611	2,188	2,222

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7 MD&A Accounting policies, financial measures and controls

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	JUNE 30, 2021	DECEMBER 31, 2020

Debt due within one year	2,304	2,417

Long-term debt	25,422	23,906

50% of outstanding preferred shares	2,002	2,002

Cash and cash equivalents	(1,752)	(224)

Net debt	27,976	28,101

NET DEBT LEVERAGE RATIO

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

ADJUSTED EBITDA TO NET INTEREST EXPENSE RATIO

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION

ABPU	Mobile phone average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, including monthly billings related to device financing receivables owing from customers on contract, which is used to track our recurring billing streams. Mobile phone blended ABPU is calculated by dividing customer billings by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.

Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

•   Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

•   Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

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7 MD&A Accounting policies, financial measures and controls

7.3  Controls and procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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